(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-50573

CUSIP NUMBER 03460L100

For Period Ended: 03/31/2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ANESIVA, INC.
Full Name of Registrant

Former Name if Applicable

400 Oyster Point, Suite 502 South San Francisco, CA 94080
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 10, 2008, Anesiva, Inc. (the "Company") announced the restructuring of the Company's operations to focus on the clinical and commercial development of Adlea, the Company's capsaicin-based product candidate currently in late-stage clinical development for the management of acute pain following orthopedic surgery, and discontinued the manufacturing and commercial activities related to Zingo, the Company's powder intradermal injection system for the alleviation of pain associated with peripheral IV insertions or blood draws in children. A copy of such announcement was filed as an exhibit to the Company's report on Form 8-K filed November 10, 2008. In conjunction with the restructuring, the Company had significant reductions in our workforce of 23 employees in November 2008 and 62 employees in January 2009. Currently there are 16 employees working at Anesiva. The accounting for the three months ended March 31, 2009 is still being determined and the disclosures to be included in the Company's consolidated financial statements and the related disclosures are still being evaluated as a result of limited staff and resources. Upon completion of preparation of the consolidated financial statement by management, such financial statements will be reviewed by the Company's independent registered accounting firm, Ernst & Young LLP.

As a result the limited staff and resources notes above, the Company has not had sufficient time or resource to analyze and provide adequate financial statement disclosures in its Quarterly Report on Form 10-Q by the required deadline without unreasonable effort and expense. The Company intends to file its Quarterly Report on Form 10-Q as soon as practicable, and in any event, within the 5 day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

SEC 1344 (05-06)
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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Tran	650 624 6900
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ANESIVA, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	05/11/2009	By	/s/ John H. Tran
John H. Tran Vice President, Finance & Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Part IV(3) Explanation

Anesiva anticipates that the consolidated statements of operations for the three months ended March 31, 2009 to be reported in the Quarterly Report on Form 10-Q will contain significant changes from its results of operations for the three months ended March 31, 2008. In particular, Anesiva anticipates that net loss for the three months ended March 31, 2009 will be significantly less compared to the three months ended March 31, 2008. The consolidated financial statements will be prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, however management expects to disclose risks about the Company's ability to raise additional capital to continue as a going conern. Because Anesiva has not yet completed the preparation of its quarterly consolidated financial statements, the review of the financial statements by its independent registered accounting firm has not been completed. Accordingly, there can be no assurance that the information regarding the financial statements included in this filing will not be significantly different upon completion of the consolidated financial statements. This Notification of Late filing on Form 12b-25 contains forward-looking statements, including statements regarding Anesiva's anticipated financial results and condition and its ability to complete the filing of its Quarterly Report on Form 10-Q within the extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause the results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to Anesiva's ability to complete its consolidated financial statements for the three months ended March 31, 2009, the risk that there may be other material adjustments to the financial statements not anticipated at this time and other risks detailed in Anesiva's filings with the Securities and Exchange Commission, including those disclosed in its Annual Report on Form 10-K as of and for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late filing on Form 12b-25. Anesiva, Inc. undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.